SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K consists of a press release dated March 4, 2003 reporting the financial results for the third quarter of fiscal year 2003, ended January 31, 2003.

ASAT Holdings Ltd. Reports Fiscal Q3 2003 Financial Results

Q3FY03 Revenue Up 76 Percent From Q3FY02

HONG KONG and FREMONT, Calif. – March 4, 2003 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for its third quarter of fiscal 2003, ended Jan. 31, 2003.

Third quarter net revenues were $39.7 million, down 2.5 percent from $40.7 million reported in the second quarter of fiscal 2003, and up 75.7 percent from $22.6 million in revenues reported in the same period a year ago.

Third quarter GAAP net loss was $5.7 million, or a loss of $0.04 per American Depository Share (ADS). This compares with a net loss of $3.9 million, or a net loss of $0.03 per ADS in the second quarter and a net loss of $17.1 million, or a net loss of $0.13 per ADS in the same period a year ago.

EBITDA in the third quarter was $3.6 million compared with EBITDA of $5.4 million in the second quarter and a negative EBITDA of $5.9 million in the same period a year ago. The decrease is due to the product mix having higher material cost content and less absorption of fixed costs.

“Revenue was down sequentially as a result of seasonality and continued marketplace uncertainty,” said Harry R. Rozakis, chief executive officer of ASAT Holdings. “We remain focused on reducing costs, improving operational efficiencies, and expanding our marketshare and end-user base, which we believe will bring us closer to our profitability targets.

“Demand for ASAT’s Leadless Plastic Chip Carrier family of packages continues to be driven by our superior technical and intellectual property position,” said Mr. Rozakis. “We have also seen increased quotation activity and design requests for our flip chip technology this past quarter. We expect these packaging technologies to drive our end-market diversification strategy throughout the year.

“Construction of our manufacturing facility in Dongguan, China remains on schedule, and we expect the facility to start volume production later this year. By strategically positioning ourselves in China, we will not only benefit from cost savings, but will also be able to provide our customers with logistic advantages relative to their OEM export markets and China end-market customers,” said Mr. Rozakis.

The company continued to revamp its management team in the third quarter by appointing three new members to its executive staff, including: Robert J. Gange, who was formerly the chief financial officer at General Semiconductor, as senior vice president and chief financial officer; Charles F. L. Ward, who was formerly vice president at Flextronics International, as senior vice president and general manager of ASAT Inc.; and George A. Shaw Jr., who was formerly senior vice president and managing director at Advanced Interconnect Technologies, as senior vice president of operations and managing director of manufacturing.

Financial Highlights

Net revenues from assembly services were $36.0 million, a decrease of 3 percent sequentially; revenues from test services were $3.7 million, an increase of 4 percent sequentially. Assembly revenue was 91 percent of total revenue; test revenue was 9 percent of total revenue. The top 10 customers in the third quarter accounted for 78 percent of total revenue.

The communications market remained the company’s largest revenue contributor in the third quarter at 64 percent of revenues. The consumer segment was 17 percent of revenues, personal computers were 3 percent and the remaining 16 percent was made up of industrial, automotive and multipurpose ICs.

Gross profit in the third quarter was $3.8 million or a gross margin of 9.5 percent. This compares with a gross profit in the second quarter of $6.0 million or a gross margin of 14.7 percent.

Third quarter SG&A and R&D expenses were $7.1 million, or 18.0 percent of net revenues, compared with $7.2 million, or 17.7 percent of net revenues in the second quarter.

Depreciation in the third quarter was $6.9 million compared with $6.6 million in the second quarter.

Cash at the end of the third quarter was $30.9 million, of which $1.5 million was set aside in restricted cash as a deposit on a lease and management fee arrangement for its China facility. Cash available for operations at the end of the third quarter was $29.4 million, compared with $24.2 million in the second quarter. Capital expenditures in the third quarter were $1.5 million compared with $2.1 million in the second quarter.

Total headcount at the end of the third quarter was approximately 1,420.

Outlook and Guidance

In the fourth fiscal quarter, ending April 30, 2003, ASAT expects that revenue will be down 5 to 10 percent sequentially and that there will be a net loss per ADS in the range of $0.04 to $0.06.

Third Quarter 2003 Financial Results Conference Call

ASAT Holdings third quarter fiscal 2003 financial results conference call will be held today, March 4, at 8:30 a.m. ET. To participate in the call, dial (630) 395-0021. You will need to reference the pass code: ASAT. A replay of the call will be available until March 18, 2003. To access the replay, please dial (402) 998-0587. A webcast of the conference call will be available at www.asat.com.

About ASAT Holdings Limited

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

Safe Harbor Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, acceptance and demand for products and services of ASAT Holdings, and technological and development risks. The risks, uncertainties and other factors include, among others, those stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 28, 2002. The projections and forward-looking statements in this release reflect the current belief of ASAT Holdings as of this date. ASAT Holdings undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

Contacts:

Bob Gange

Chief Financial Officer

Hong Kong

852-2439-8788

bob_gange@asathk.com

Jim Fanucchi

Stapleton Communications Inc.

Palo Alto, CA

650-470-4237

jim@stapleton.com

Revenue Breakdown by Market Segment

	Three Months Ended
	Jan. 31, 2003	Oct. 31, 2002
Market Segment	% of Net Revenues	% of Net Revenues
Communications	64	62
Consumer	17	17
PC/Computing	3	4
Industrial, Automotive & Other	16	17
Revenue Breakdown by Region
	Three Months Ended
	Jan. 31, 2003	Oct. 31, 2002
Region	% of Net Revenues	% of Net Revenues
United States	75	78
Europe	22	20
Asia	3	2
Revenue Breakdown by Customer Type
	Three Months Ended
	Jan. 31, 2003	Oct. 31, 2002
Customer Type	% of Net Revenues	% of Net Revenues
Fabless	44	44
IDM	56	56

Summary financial data follows

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except share data)

For the three months ended January 31, 2003, October 31, 2002 and January 31, 2002

and for the nine months ended January 31, 2003 and 2002.

	Three Months Ended			Nine Months Ended
	January 31, 2003 (Unaudited)	October 31, 2002 (Unaudited)	January 31, 2002 (Unaudited)	January 31, 2003 (Unaudited)	January 31, 2002 (Unaudited)
Net Sales	39,741	40,719	22,555	115,558	74,633
Total cost of sales (Note 1)	35,947	34,753	28,819	109,378	99,964

Gross profit (loss)	3,794	5,966	(6,264)	6,180	(25,331)

Operating expenses:
Selling, general and administrative	5,865	5,848	7,611	18,684	23,425
Research and development	1,269	1,314	1,625	4,083	4,868
Reorganization expenses	—	—	11	128	2,327
Non-recoverable and unutilized architectural cost (Note 2)	—	—	—	—	4,500
Impairment of property, plant and equipment (Note 3)	—	—	—	59,189	—
Assets written off in relation to ASAT SA (Note 4)	—	—	—	—	24,285

Total operating expenses	7,134	7,162	9,247	82,084	59,405

Loss from operations	(3,340)	(1,196)	(15,511)	(75,904)	(84,736)
Other income, net	300	551	339	1,202	1,981
Interest expense:
-amortization of deferred charges	(233)	(233)	(226)	(699)	(683)
-third parties	(3,294)	(3,293)	(3,365)	(9,438)	(10,089)

Loss before income taxes	(6,567)	(4,171)	(18,763)	(84,839)	(93,527)
Income tax benefit	887	294	1,641	12,852	6,572

Net Loss	(5,680)	(3,877)	(17,122)	(71,987)	(86,955)

Net loss per ADS:
Basic:
Net loss	$(0.04)	$(0.03)	$(0.13)	$(0.54)	$(0.65)

Basic weighted average number of ADS outstanding	133,789,400	133,789,400	133,789,400	133,789,400	133,861,268

Net loss per ordinary share:
Basic:
Net loss	$(0.01)	$(0.01)	$(0.03)	$(0.11)	$(0.13)

Basic weighted average number of ordinary shares outstanding	668,947,000	668,947,000	668,947,000	668,947,000	669,306,339

Other data
EBITDA/(EBITDA loss) (Note 5)	3,591	5,439	(5,879)	9,834	(19,729)

Depreciation	6,931	6,635	9,624	23,414	29,896

Note 1	Includes provision for inventory writedown in the amount of nil, $270 and $364 respectively for the January 2002, October 2002 and January 2003 quarters. For the nine months ended January 31, 2002 and 2003, inventory writedowns were in the amount of $4,000 and $3,641, respectively.
Note 2	Specific charge incurred for non-recoverable and unutilized architectural costs associated with a previously planned manufacturing site in Shenzhen, China.
Note 3	Represents $59,189 non-cash charge for the write-off and impairment related to certain property, plant and equipment in the July 2002 quarter.
Note 4	Write-off of entire investment in ASAT S.A.
Note 5	EBITDA is defined as loss from operations plus depreciation, specific charges and inventory write-down which is considered specific and non-recurring in nature. Specific charges included reorganization expenses incurred in the cost reduction program, nonrecoverable & unutilized architectural costs in China, investment written off in relations to ASAT S.A. and impairment of property, plant and equipment.

ASAT Holdings Limited

Consolidated Balance Sheets (Unaudited)

(USD in thousands)

As at January 31, 2003, October 31, 2002 and January 31, 2002

	January 31, 2002	October 31, 2002	January 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	29,435	24,160	44,419
Accounts receivable, net	18,974	23,164	12,868
Inventories	9,992	9,644	10,961
Prepaid expenses and other current assets	5,727	5,675	5,070

Total current assets	64,128	62,643	73,318
Restricted cash (Note 6)	1,504	1,504	—
Property, plant & equipment, net	128,894	134,610	222,693
Assets held for disposal, net	659	659	—
Deferred charges, net	3,469	3,702	4,388

Total assets	198,654	203,118	300,399

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Accounts payable	13,433	13,232	9,728
Accrued liabilities	9,129	7,358	9,784

Total current liabilities	22,562	20,590	19,512
Deferred income taxes	2,325	3,212	19,823
12.5% senior notes due 2006	98,565	98,420	97,991
Shareholder’s equity:
Common stock	6,760	6,760	6,760
Treasury stock	(71)	(71)	(71)
Additional paid-in capital	228,009	228,009	228,009
Accumulated other comprehensive income	(9)	5	3
Accumulated deficits	(159,487)	(153,807)	(71,628)

Total shareholders’ equity	75,202	80,896	163,073

Total liabilities & shareholders’ equity	198,654	203,118	300,399

Note 6	The restricted cash of $1,504 as of October 31, 2002 and January 31, 2003 represents bank deposit for securing a standby letter of credit with respect to a lease of a manufacturing plant in the People’s Republic of China.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Harry Rozakis
Name: Harry Rozakis Title: Chief Executive Officer

Date: March 12, 2003